
07000642

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52294

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McKim Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6160 Stoneridge Mall Road
(No. and Street)

Pleasanton (City) CA (State) 94598 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Jordan Loewer (925) 937-5238
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Safris, Michael E.
(Name – if individual, state last, first, middle name)

18 Cummings Circle (Address) W. Orange (City) NJ (State) 07052 (Zip Code)

SEC RECEIVED FEB 2 2 2007

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jordan L. Loewer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McKim Capital Inc., as of February 28, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Director of Compliance
Title

State of California }
County of San Mateo }

On this 7th day of February 2007, before me, Richard F. Lechleitner, notary public

personally appeared Jordan L. Loewer known personally to me to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the entity upon behalf of which he acted, executed the instrument.

IN WITNESS WHEREOF I have hereunto set my hand and official seal.

RICHARD F. LECHLEITNER
Commission # 1646979
Notary Public - California
San Mateo County
My Comm. Expires Mar 9, 2010

(SEAL)

Notary Public

My Commission Expires 03/09/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders Equity or Partners or Sole Proprietors Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MCKIM CAPITAL, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

MICHAEL E. SAFRIS CPA

MCKIM CAPITAL, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

	Page No.
Independent Auditors' Report	1
Balance Sheet	2
Statement of Income and Changes in Retained Earnings	3
Statement of Cash Flows	4
Notes to Financial Statement	5
Independent Auditors' Report on Supplementary Information	
Schedule 1 – Computation of Net Capital pursuant to Rule 1 5C3 – 1	7
Schedule 2 – Computation of Aggregated indebtedness pursuant to Rule 1 5C3 – 1	8
Schedule 3 – Statement of Material Differences in Reconciliation of the Audited Computation of Net Capital and the Broker – Dealers' Corresponding Unaudited Part II or Part II A (SEC Rule 17a-5(0)(4))	9
Schedule 4 – Statement of Material Inadequacies Found to have existed Since the Date of Previous Audit	10
Schedule 5 – Computation for Determination of Reserve Requirements pursuant to Rule 15C3-3	11
Schedule 6 – Information Relating to the Possession or Control Requirements under Rule 15C3-3	12

MICHAEL E. SAFRIS CPA

18 Cummings Circle
West Orange, NJ 07052

Phone: 201-303-0622
Fax: 973-669-1787
E-mail: msafris@aol.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
McKim Capital, Inc.
Pleasanton, California

We have audited the accompanying balance sheet of McKim Capital, Inc. (the "Company") as of December 31, 2006, and the related statements of income, changes in retained earnings and cash flows for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of McKim Capital, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

MICHAEL E. SAFRIS, C.P.A.

Roseland, New Jersey
February 14, 2007

MCKIM CAPITAL, INC.
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Current Assets		
Cash	$	8,929
Brokers receivable		132,427
Total current assets		141,356
	$	141,356

LIABILITIES AND EQUITY

Current Liabilities		
Accrued fees	$	32,257
Total current liabilities		32,257
Commitments and Contingencies		
Equity		
Common stock, no par value;		
500 - shares authorized, issued and outstanding		102,608
Retained earnings		6,491
		109,099
	$	141,356

The accompanying notes are an integral part of this financial statement.

MCKIM CAPITAL, INC.
STATEMENT OF INCOME AND CHANGES IN RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2006

Revenues	
Commission income	$ 533,294
Fee income	408,545
Other income	38,581
	980,420
Expenses	
Payroll, taxes and benefits	380,375
Commissions	131,356
Regulatory fees	28,281
Other expenses	49,131
	589,143
Net Income	391,277
Retained Earnings, beginning	24,294
Less: Distributions	409,080
Retained Earnings, ending	$ 6,491

The accompanying notes are an integral part of this financial statement.

MCKIM CAPITAL, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006
Increase (decrease) in cash

Cash Flows Used In Operating Activities:		
Net income		$ 391,277
Adjustments to reconcile net income to net cash used in operating activities:		
Brokers receivable	(11,147)	
Accrued fees	8,772	
Total adjustments		(2,375)
Net cash provided by operating activities		388,902
Cash Flows From Financing Activities:		
Distributions	(409,080)	
Net cash used in financing activities		(409,080)
Net decrease in cash		(20,178)
Cash, beginning		29,107
Cash, ending		$ 8,929

The accompanying notes are an integral part of this financial statement.

MCKIM CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Company Profile

McKim Capital, Inc. (The "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a Member of the National Association of Securities Dealers, Inc. ("NASD"). The Company will conduct capital raising services based primarily on a confidential private placement memorandum that described the private offer and sale of primary securities. This private placement (or "Reg D") memorandum will be offered to subscripers of the network who are "accredited investors," as defined in Rule 501(a) of regulation D under the Securities Act of 1933, as amended ("Securities Act"). The Company also offers to its clients a number of products and services, including investment opportunities in Stocks, Bonds, Mutual Funds, Unit Investment Trusts, and Insurance.

The Company is a wholly owned subsidiary of Stellar McKim and Company, L.L.C. (the "parent").

b. Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

c. Concentrations

The Federal Deposit Insurance Corporation insures each of the Company's bank accounts up to a maximum of $100,000 in each bank. At December 31, 2006, there were no cash balances overthe FDIC limit.

2. BROKERS RECEIVABLE

The Company carries their brokers receivable at cost and, on a periodic basis, the Company evaluates their brokers receivables and establishes an allowance for doubtful accounts if necessary, based on a history of past write-offs and collections and the current credit conditions. No allowance for doubtful accounts has been deemed necessary.

MICHAEL E. SAFRIS CPA

18 Cummings Circle
West Orange, NJ 07052

Phone: 201-303-0622
Fax: 973-669-1787
E-mail: msafris@aol.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors
McKim Capital, Inc.
Pleasanton, California

Our report on our audit of the basic financial statement of McKim Capital, Inc. for the year ended December 31, 2006 appears on page one. Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained on pages 7 – 12 are presented for purposes for analysis and is not required part of the basic financial statement. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MICHAEL E. SAFRIS, C.P.A.

Roseland, New Jersey
February 14, 2007

MCKIM CAPITAL, INC.
SCHEDULE 1 - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 1 5C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2006

NET CAPITAL

Total stockholder's equity from statement of financial condition	$	109,099
Qualifying subordinated liabilities		-
Total equity and allowable subordinated liabilities		109,099
Deductions and/or charges:		
Non-allowable assets		72,000
Other deductions/additions		-
Total deductions and/or charges		72,000
Net capital before haircuts on securities positions		37,099
Haircuts on securities positions		600
Net Capital	$	36,499

NET CAPITAL REQUIREMENT

Net Capital	$	36,499
Minimum net capital required		5,000
Excess net capital	$	31,499

See independent Auditors' Report on Supplementary Information.

MCKIM CAPITAL, INC.
SCHEDULE 2 - COMPUTATION OF AGGREGATED INDEBTEDNESS PURSUANT TO RULE 1 5C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2006

Indebtdness	
Customer cash balances	$ -
Fails to receive	-
Total Indebtedness	-
Less, cash in customer reserve account	-
Total Aggregate Indebtedness	32,257
Net Capital	$ 36,499
Ratio of Aggregated Indebtedness to Net Capital	88.38%

See independent Auditors' Report on Supplementary Information.

MCKIM CAPITAL, INC.
SCHEDULE 3 - STATEMENT OF MATERIAL DIFFERENCES IN RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND THE BROKERS-DEALERS CORRESPONDING UNADITED PART II AND PART IIA (SEC RULE 17A-5(D)(4))
YEAR ENDED DECEMBER 31, 2006

No material differences existed in the reconciliation of the computation of Net Capital from our Audited Report for the year ended December 31, 2006 and the Broker - Dealer's corresponding Unadited Part II of Net Capital (SEC Rule 17A-5(D)(4)).

See independent Auditors' Report on Supplementary Information.

MCKIM CAPITAL, INC.
SCHEDULE 4 - STATEMENT OF MATERIAL INADEQUACIES
FOUND TO HAVE EXISTED SINCE THE DATE OF PREVIOUS AUDIT
YEAR ENDED DECEMBER 31, 2006

At December 31, 2006, no material inadequacies were found to exist.

See independent Auditors' Report on Supplementary Information.

MCKIM CAPITAL, INC.
SCHEDULE 5 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2006

Exemption from Rule 15C3-3 is claimed, as all customer transactions are cleared through another Broker-Dealer, Sterne, Agee & Leach, Inc., on a fully disclosed basis.

See independent Auditors' Report on Supplementary Information.

MCKIM CAPITAL, INC.
SCHEDULE 6 - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2006

Exemption from Rule 15C3-3 is claimed, as all customer transactions are cleared through another Broker-Dealer, Sterne, Agee & Leach, Inc., on a fully disclosed basis.

See independent Auditors' Report on Supplementary Information.

END